1 November 2006

Corus Group plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today from UBS AG pursuant to Section 198 of the Companies Act 1985, that at close of business on 26 October 2006 UBS AG, acting through its business group and legal entities detailed below, had an interest in 36,630,664 ordinary shares of Corus Group plc's issued share capital, representing 4.08%.

4,164,900 of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of the Act.

--------------------------------------------- ----------------------------------
UBS business group / legal entity                Breakdown of position held (%)
--------------------------------------------- ----------------------------------
UBS AG London Branch                            34,965,369            3.89%
                                                  shares
--------------------------------------------- ----------------- ----------------
UBS Global Asset Management Life Limited         1,665,295            0.19%
                                                  shares
--------------------------------------------- ----------------- ----------------
UBS AG - Total                                  36,630,664            4.08%
                                                  shares
--------------------------------------------- ----------------- ----------------

END